Filed by Avalon Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Avalon Pharmaceuticals, Inc
Commission File No.: 001-32629
FOR IMMEDIATE RELEASE
Contacts:
Avalon Pharmaceuticals, Inc.
C. Eric Winzer
Executive Vice President &
Chief Financial Officer
Tel: (301) 556-9900
Fax: (301) 556-9910
Email: info@avalonrx.com
AVALON PHARMACEUTICALS ANNOUNCES SPECIAL MEETING DATE
GERMANTOWN, MD—April 28, 2009 — Avalon Pharmaceuticals, Inc. (Nasdaq: AVRX), today announced that it has scheduled a special meeting of stockholders for Thursday, May 28, 2009, to consider and vote upon a proposal to adopt an agreement and plan of merger and reorganization, dated as of October 27, 2008, as amended, which provides for the acquisition of Avalon by Clinical Data, Inc (Nasdaq: CLDA). The proposed acquisition of Avalon by Clinical Data was previously announced on October 28, 2008.
Avalon stockholders of record at the close of business on April 13, 2009, will be entitled to notice of the special meeting and to vote on the proposal. The special meeting will begin at 10:00 a.m., local time, at Avalon’s offices located at 20358 Seneca Meadows Parkway, Germantown, Maryland 20876. Avalon expects to mail the joint definitive proxy statement/prospectus for the special meeting to its stockholders on or about April 28, 2009.
Avalon expects that the transaction will close as soon as possible following the special meeting of stockholders, subject to the adoption of the agreement by Avalon stockholders, as well as the fulfillment of customary closing conditions.
About Avalon Pharmaceuticals
Avalon is a biopharmaceutical company focused on the discovery, development and commercialization of first-in-class cancer therapeutics.
Important Information for Investors and Stockholders
As previously announced, on October 27, 2008 Avalon, Clinical Data, Inc. and API Acquisition Sub II, LLC, a Delaware corporation and an indirect wholly-owned subsidiary of Clinical Data, entered into a definitive Agreement and Plan of Merger and Reorganization for the acquisition of Avalon by Clinical Data. Avalon and Clinical Data have filed a joint definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger. The joint definitive proxy statement/ prospectus is expected to be mailed to Avalon stockholders on or about April 28, 2009. Investors and stockholders are urged to read the joint definitive proxy statement/prospectus because it contains important information about the proposed merger.
Investors and stockholders are able to obtain the joint definitive proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Avalon are available free of charge on the portion of the Avalon website titled “Investors” at www.avalonrx.com. Documents filed with the SEC by Clinical Data are available free of charge on the portion of the Clinical Data website titled “Investors” at www.clda.com.
Clinical Data, Avalon and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Avalon stockholders. Information regarding Clinical Data’s participants is available in Clinical Data’s Annual Report on Form 10-K for the year ended March 31, 2008 and its proxy statement for its 2008 Annual Meeting of stockholders, which are filed with the SEC. Information regarding Avalon’s participants is available in Avalon’s Annual Report on Form 10-K for the year ended December 31, 2008, which is filed with the SEC. Additional information regarding interests of such participants is included in the joint definitive proxy statement/prospectus filed with the SEC. You can obtain free copies of these documents from Clinical Data and Avalon as indicated above.
Forward Looking Statements
This announcement may contain forward-looking statements that involve risks and uncertainties. Such statements are based on certain assumptions and actual results could differ materially from those currently anticipated as a result of a number of factors, risks and uncertainties. The information in this Release should be read in conjunction with the Risk Factors set forth in our 2008 Annual Report on Form 10-K and updates contained in subsequent filings Avalon makes with the SEC.
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